DBRS FORM NRSRO

EXHIBIT 4

March 2019

Organizational Chart

DBRS

March 2019

Exhibit 4A - Organization of DBRS, Inc., Holding Companies and Material Affiliates


Walter Schroeder, The Walter Schroeder Family Trust, and The Walter Schroeder (2014) Family Trust
DBRS Management and Others (5.824%)
Funds Affiliated with Carlyle Investment Management L.L.C. (47.088%)
Funds Affiliated with Warburg Pincus L.L.C. (47.069%)
Colonial House Capital Limited
Ratings Acquisition Corp. (Cayman)
Warrants *
AAA UK Holding Co. Limited (UK)
Preferred Shares **
AAA UK Acquisition Co. Limited (UK)
DBRS Ratings GmbH (Germany)
DBRS Ratings Limited (UK)
DBRS, Inc. (US)
DBRS Limited (Canada)

* The Warrants represent up to 2.5% of the ordinary shares of Ratings Acquisition Corp on a diluted basis and are exercisable upon the achievement of certain performance based hurdles.
** The Preferred Shares will hold up to 10.1% of the voting rights of DBRS Limited but, subject to limited exceptions, are contractually obligated to vote as directed by AAA UK Holding Co. Limited.

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure


Chief Executive Officer
Chief Information Officer
Global Technology &
Global Data Management
Chief Legal Counsel
Group Managing Director
Growth & Strategy
Chief Financial Officer
Head of Internal Audit &
Global Enterprise Risk Management
Country Head, Canada
Head of Europe
European Operations
Managing Director
Head of Global
Business Development
Group Managing Director
Global Corporates
Group Managing Director
Structured Finance
Group Managing Director
Financial Institutions & Sovereign
Chief Credit Officer
Credit Policy

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure


Chief Executive Officer
Group Managing Director
Global Corporates
Group Managing Director
Global Financial Institutions &
Sovereign
Group Managing Director
Global Structured Finance
Project Finance
Infrastructure Finance
Real Estate & Public Finance
Industrials
Consumer, Communications,
Retail & Media
Corporate Research &
Analysis
Energy/ Banking
Financial Institutions
Non-Banking
Financial Institutions
Sovereign
Structured Credit
Asset-Backed Securities
Residential Mortgage
Backed Securities
Commercial Mortgage
Backed Securities
Covered Bonds
Surveillance
Canadian Structured Finance
Operational Risk
Default Modeling

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure


Chief Executive Officer
Chief Legal Counsel
Chief Compliance Officer
General Counsel
Canada
General Counsel
Europe
Global Regulatory Counsel
Canada
Regional Compliance Officer
London
Designated Compliance Officer
New York
Regional Compliance Officer
Toronto